EXHIBIT 99.1

Contact:

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
Investor Relations:

ICR

Katie Turner
John Mills 646.277.1228

Press Contact:
SS│PR – Erin O’Connor
eoconnor@sspr.com
847.415.9320

Lifeway Foods Announces Results for 4th Quarter and Full Year 2010

Fourth Quarter 2010 Sales Grew 11%

Anticipates First Quarter 2011 Sales to Increase Approximately 25% to $20 million

Expects to Achieve Record Full Year 2011 Sales and Net Income

Morton Grove, IL—March 31, 2011—Lifeway Foods, Inc., (Nasdaq: LWAY), a leading supplier of cultured dairy products known as kefir and organic kefir, announced today results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter, 2010 sales increased 11% to $16.1 million compared to $14.5 million for the fourth quarter of 2009.  This increase is primarily attributable to increased sales and growing awareness of benefits of Lifeway’s flagship line, Kefir, as well as ProBugs® Organic Kefir for kids, and the successful introduction of new product lines such as Bio Kefir™.

Gross profit for the fourth quarter of 2010 decreased 5% to $3.0 million, compared to $3.1 million in the fourth quarter of the prior year. The Company's gross profit margin decreased 301 basis points to 18.3% in the fourth quarter versus 21.4% in the fourth quarter of 2009.

Gross profit was impacted by increased prices of conventional milk, the Company’s largest raw material, and higher costs of other raw materials, such as cost the of transportation and other petroleum based production supplies.  The cost of milk was approximately 30% higher in the fourth quarter of 2010 compared to the same period in 2009.  Beginning January 1, 2011, the USDA will classify Kefir drinks as a class 2 product, and therefore the milk used to produce Kefir is expected to carry approximately a 10 to15% lower price per pound compared to the existing Class 1 fluid milk level.

Operating expenses as a percentage of sales were approximately 22% during the fourth quarter of 2010 compared to approximately 21% during the same period in 2009. This increase is primarily attributable to a planned increase in selling expenses due to increased advertising spend in order to drive awareness of our expanding product offerings.   Advertising costs were approximately $1,000,000 during the fourth quarter of 2010 compared to approximately $160,000 for the same period in 2009.  We expect advertising expense to be approximately 10% of sales in coming quarters as we increase our marketing initiatives.

The Company reported a net loss of $235,563 or a loss of $0.01 per diluted share compared to net income of $119,593 or $0.01 per diluted share in the fourth quarter of 2009.

Full Year 2010 Results

For fiscal year ended December 31, 2010, sales increased 9.3% to $63.5 million compared to $58.1 million in 2009. This increase is primarily attributable to increased sales of Lifeway’s flagship line, Kefir, as well as Lifeway’s kids Kefir drink, ProBugs®.

Gross profit for 2010 decreased 3.4% to $20.2 million, compared to $20.9 million in the same period last year. The Company's gross profit margin decreased 420 basis points to 31.8% in 2010 versus 36% in 2009. The decrease in gross profit margin was primarily the result of an increase in the cost of milk, the Company’s largest raw material, which was approximately 30% higher in 2010 compared to 2009.

Operating expenses as a percentage of sales were approximately 22% in 2010, compared to 21% in 2009. This increase is primarily attributable to a to a $1.6 million, or 60%,  planned increase in selling expenses due to an increased advertising spend in order to drive awareness of our expanding product offerings.   Total advertising costs increased by $2.7 million to $4.4 million in 2010 when compared to advertising costs of $1.7 million 2009.   We expect advertising expense to be approximately 10% of sales in fiscal 2011.

Total net income was $3.6 million, or $0.22 per share, in 2010 compared to $5.6 million, or $0.33 per share, in 2009.

Net cash provided by operating activities was $5.6 million for full year 2010, compared to $7.6 million in 2009. This decrease is primarily due to increased advertising investments during the fourth quarter of 2010.

The Company had a net increase in cash and cash equivalents of $2.6 million during the twelve months ended December 31, 2010, compared to a net increase in cash and cash equivalents of $0.4million duringthe  same period in 2009.  The Company had cash and cash equivalents at December 31, 2010, of $3.2 million compared to cash and cash equivalents at the end of 2009 of $0.6 million.

Julie Smolyansky, CEO of Lifeway Foods, Inc. commented, “We are pleased with our continued strong top line growth during the fourth quarter and full year of 2010 as well as the expanding consumer awareness from our increased marketing initiatives.  This has enabled us to increase retail distribution in leading retailers including Wal-Mart and Safeway.  Kefir is now becoming a mainstream health and wellness product, and we believe we are only beginning to see the tremendous long-term growth opportunities that are ahead for our Company.”

Smolyansky continued, “We are well positioned to achieve record sales and profitability in 2011 based on a number of factors.  First, our strategic decision to continue to invest in our brand through marketing and advertising during the latter half of 2010 has already increased our first quarter 2011 revenues to approximately $20 million, an increase of 25% compared to 2010.  This combined with our new and innovative products, including our Lifeway Frozen Kefir, has us well positioned for further top line growth in 2011.  Our new Frozen Kefir, which will begin shipping nationwide in the first week of April 2011 to our distribution network, will be positioned in the freezer section, which is a new location for our products and therefore will result in incremental sales growth.

In addition, we believe the USDA’s recent decision to exempt Kefir beverages from the Class I milk classification beginning January 1, 2011 will reduce our costs associated with our key ingredient, milk, by approximately 10 to 15%, and allow us to further increase our advertising budget and help drive awareness of our product line.”

Conference Call
The conference call is scheduled to begin today at 5:00 p.m. ET.  The call will be broadcast live over the Internet hosted at the Investor Relations section of Lifeway Foods' website at www.lifeway.net, and will be archived online through April 14, 2011.  In addition, listeners may dial (877) 407-9039 in North America, and international listeners may dial (201) 689-8470. Participants from the Company will be Julie Smolyansky, President and Chief Executive Officer, and Edward Smolyansky, Chief Financial Officer.

For more information about Lifeway Kefir, please visit http://www.lifewaykefir.com.

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net

Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir
Follow Lifeway Foods on Twitter: http://twitter.com/lifeway_kefir
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YouTube: http://www.youtube.com/user/lifewaykefir

About Lifeway Foods

Lifeway Foods, Inc. (NASDAQ:LWAY - News), recently named one of Fortune Small Business' Fastest Growing Companies for the fifth consecutive year, is America's leading supplier of the cultured dairy products known as kefir and organic kefir. Lifeway Kefir is a dairy beverage that contains 10 exclusive live and active probiotic cultures plus ProBoost™. While most regular yogurt contains only two or three of these "friendly" cultures, Lifeway Kefir products offer greater nutritional benefits and support a healthier life. Lifeway produces various different flavors of its drinkable Kefir and Organic Kefir beverage, and recently introduced a series of innovative new products such as a children's line of Organic Kefir called ProBugs™ with a no-spill pouch and kid-friendly flavors like Goo Berry Pie and Strawnana Split. In addition to its line of Kefir products, the company produces a variety of probiotic cheese products. Lifeway also sells frozen kefir, kefir smoothies and kefir parfaits through its Starfruit™ retail stores.

Forward Looking Statements
This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
For the Years Ended December 31, 2010 and 2009

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009

Sales	$63,543,445	$58,115,878
Less: promotional allowances	(5,043,552)	(4,198,235)
Net Sales	58,499,893	53,917,643

Cost of goods sold	36,926,973	31,885,318
Depreciation expense	1,393,745	1,134,404

Total cost of goods sold	38,320,718	33,019,722

Gross profit	20,179,175	20,897,921

Selling expenses	7,603,098	5,987,917
General and administrative	5,576,908	5,294,550
Amortization expense	724,537	676,786

Total Operating Expenses	13,904,543	11,959,253

Income from operations	6,274,632	8,938,668

Other income (expense):
Interest and dividend income	260,552	199,047
Rental income	11,785	35,240
Interest expense	(350,997)	(442,703)
Loss on disposition of equipment	—	(2,826)
Gain (loss) on sale of investments, net	250,480	(278,474)
Total other income (expense)	171,820	(489,716)

Income before provision for
income taxes	6,446,452	8,448,952

Provision for income taxes	2,823,986	2,879,250

Net income	$3,622,466	$5,569,702

Basic and diluted earnings
per common share	0.22	0.33

Weighted average number of
shares outstanding	16,663,685	16,798,164

COMPREHENSIVE INCOME

Net income	$3,622,466	$5,569,702

Other comprehensive income
(loss), net of tax:
Unrealized gains (losses) on
investments (net of tax)	114,297	325,086
Less reclassification adjustment
for (gains) losses included in
net income (net of taxes)	(147,032)	163,464

Comprehensive income	$3,589,731	$6,058,252

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Statement of Cash Flow
For the Years Ended December 31, 2010 and 2009

	December 31,
	2010	2009

Cash flows from operating activities:
Net income	$3,622,466	$5,569,702
Adjustments to reconcile net income to net
cash flows from operating activities, net of acquisition:
Depreciation and amortization	2,118,282	1,811,190
(Gain) Loss on sale of investments, net	(250,480)	278,474
Loss on disposition of assets	—	2,826
Deferred income taxes	(96,918)	389,754
Treasury stock issued for compensation	154,245	144,636
Increase (Decrease) in allowance for doubtful accounts	17,754	(75,000)
(Increase) Decrease in operating assets:
Accounts receivable	(811,292)	(612,915)
Other receivables	(54,922)	(7,758)
Inventories	(682,398)	173,419
Refundable income taxes	402,230	(475,635)
Prepaid expenses and other current assets	(117,618)	9,506
Increase (decrease) in operating liabilities:
Accounts payable	1,419,479	298,800
Accrued expenses	(104,885)	96,062
Net cash provided by operating activities	5,615,943	7,603,061

Cash flows from investing activities:
Purchases of investments	(2,161,552)	(6,156,682)
Proceeds from sale of investments	5,669,158	6,928,321
Proceeds from redemption of certificates of deposit	402,005	—
Purchases of property and equipment	(2,229,274)	(1,766,280)
Acquisition of the assets of First Juice	(270,000)	—
Acquisition of Fresh Made, net of cash acquired	—	(11,042,546)
Net cash provided (used) in investing activities	1,410,337	(12,037,187)

Cash flows from financing activities:
Proceeds of note payable	250,000	9,353,504
Checks written in excess of bank balances	998,234	342,976
Purchases of treasury stock	(2,666,288)	(905,607)
Repayment of notes payable	(3,008,694)	(4,003,588)
Net cash (used in) provided by in financing activities	(4,426,748)	4,787,285

Net increase in cash and cash equivalents	2,599,532	353,159

Cash and cash equivalents at the beginning of the period	630,407	277,248

Cash and cash equivalents at the end of the period	$3,229,939	$630,407